Exhibit (a)(2)

Westin Hotels Limited Partnership Responds to Tender Offer

     White Plains, NY, August 1, 2003 – On July 24, 2003, Westin Hotels Limited Partnership (“WHLP”) received an unsolicited tender offer from Kalmia Investors, LLC (“Kalmia”) to purchase up to 79,917 limited partnership units of WHLP at a purchase price of $550 per unit, less the amount of any cash distributions made or declared on or after July 7, 2003 with respect to such unit.

     The Board of Directors of Westin Realty Corp. (the “General Partner”), the general partner of WHLP, evaluated the terms of the offer and determined that it is making no recommendation as to whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer. The General Partner recommended that the limited partners consider the following in making their own decision about whether to accept or reject the offer:

Kalmia specifies in the Schedule TO that it currently owns 8.1% of the outstanding units of WHLP and is offering to purchase an additional 58.94% of the units outstanding. If Kalmia acquires a majority of the outstanding units, Kalmia will control the outcome of most decisions to be made by the limited partners. Accordingly, Kalmia will have the ability to determine if and when the partnership is refinanced or The Westin Michigan Avenue in Chicago, Illinois, WHLP’s primary asset since 2001 (the “Michigan Avenue”), is sold, remove the General Partner, amend the partnership agreement and/or dissolve WHLP. Limited partners that continue to own units after the consummation of the offer may not have the ability to influence the outcome of many of the material decisions that are presented to limited partners. Furthermore, the General Partner believes limited partners will experience a reduced liquidity of their investment in WHLP if Kalmia buys a material number of units.

The General Partner believes that the offer is coercive because it is not for all the outstanding units, but instead for a controlling block. Partial tender offers for control are coercive because they provide an incentive to tender so that one will not be left as a minority investor in a controlled company holding an investment that is worth less than before the consummation of the tender offer. The offer allows Kalmia to obtain control of the WHLP without allowing limited partners that desire to dispose of their entire investment in WHLP the ability to sell their entire investment. If Kalmia obtains control of WHLP, limited partners will effectively have lost the collective control of WHLP they had prior to the consummation of the offer and will be deprived of obtaining a control premium for WHLP in the future. The General Partner believes that units may be worth less if Kalmia obtains a controlling interest in WHLP.

On July 7, 2003, WHLP received an unsolicited tender offer from Windy City Investments, LLC (“Windy City”), Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon (the “Windy City Offer”) to purchase up to 20,340 units at a purchase price of $525 per unit, reduced by (a) the $50 transfer fee charged by WHLP for each transfer and (b) the amount of any cash distributions made or declared on or after July 7, 2003, with interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment. WHLP filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on July 27, 2003 relating to the Windy City Offer, in which the General Partner remained neutral with respect to the Windy City Offer. Although the General Partner is not making a recommendation with respect to Kalmia’s offer, the General Partner notes that the consideration to be paid by Kalmia exceeds the consideration offered to limited partners in the Windy City Offer. The General Partner also notes that Windy City would not hold a controlling interest in WHLP after the consummation of the Windy City Offer. Furthermore, the General Partner does not believe that the value of any units you do not tender to Windy City will decline due to the consummation of the Windy City Offer. Accordingly, the Windy City Offer is not coercive in the way that the Kalmia offer is.

The units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means, among other things, that WHLP is required to file periodic reports with the Securities and Exchange Commission (the “SEC”) and comply with the SEC’s proxy rules. Kalmia has indicated in its offer to purchase that it intends to request the General Partner take steps to suspend its filing obligations under the Exchange Act if there are fewer than 300 holders of units. The suspension of WHLP’s filing obligations may reduce the timeliness and amount of information about WHLP available to limited partners.

The limited partnership agreement of WHLP provides that transfers and assignments of units are not valid or effective if counsel to WHLP delivers an opinion that the transfer would likely result in WHLP’s being considered terminated within the meaning of Section 708 of the Internal Revenue Code (the “Code”). WHLP will generally be deemed terminated under Code Section 708 if 50% or more of the interests in the Partnership’s capital and profits are transferred in any twelve-month period. One consequence of a deemed termination is that WHLP’s future depreciation deductions with respect to its properties will be reduced in certain future taxable periods immediately following the deemed termination with the result that the amount of taxable income that a limited partner derives from its units with respect to such periods will be increased, without a corresponding increase in cash distributions from WHLP. Based on preliminary advice received from WHLP’s counsel, it appears that consummation of the offer would likely cause WHLP to be considered terminated within the meaning of Code Section 708. Furthermore, the General Partner has the right to suspend transfers if and when the transfer would result in the transfer of 40% or more of the units when added to the total of all other sales and exchanges of units within the preceding twelve months. The primary purpose of this provision is to ensure that WHLP is not deemed terminated for purposes of Code Section 708. WHLP and the General Partner currently anticipate they will implement the restriction limiting the number of transfers. Thus, the number of units that will be recognized by WHLP as having been purchased by Kalmia may be limited if a sufficient number of units are tendered to Kalmia.

The presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the effect that, as of the date of such opinion, the consideration to be received in connection with the offer price made by Kalmia was not fair to a limited partners from a financial point of view. However, the opinion addresses only the fairness from a financial point of view of the consideration to be received by a limited partner in the offer and does not constitute a recommendation to any limited partner as to whether to tender, or not tender, units in the offer.

The General Partner has actively reviewed opportunities to sell or refinance the Michigan Avenue, WHLP’s primary asset, since 2001. Due to current market conditions in the hotel real estate market, the General Partner does not believe that it will be able to sell the Michigan Avenue at an acceptable price in the near future. While the General Partner has commenced the process of refinancing the indebtedness of WHLP, at this time and subject to today’s dynamic lending environment, the General Partner is not optimistic that it will be able to find a lender willing to provide financing to WHLP upon terms set forth in the preliminary proxy statement it filed with the SEC in May 2003.

The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle and expects that the market will improve over the next few years, although the timing and extent of any such recovery is uncertain.

There can be no assurance that a better offer for the purchase of units will not be available now or in the future. Additionally, the General Partner can provide no assurance that the per unit cash consideration that may be received by the limited partners, including any potential cash distribution made in connection with any sale or refinancing transaction, will not differ significantly from the offer price.

Kalmia discloses in its offer to purchase that it has set a price for the units that, in its opinion, will induce limited partners to tender while allowing Kalmia to profit from ownership of the units. Furthermore, Kalmia indicates that it has not calculated a control premium in establishing its purchase price for the units.

There is no public market for the units and it is not anticipated that a public market for the units will develop.

Kalmia has not engaged a Depositary for the offer. As a result, there is no independent third party holding funds of Kalmia for payment of the offer price that can verify independently that such funds are available for payment.

Kalmia specifies in its offer to purchase that approximately $43,954,350 (exclusive of fees and expenses) will be required to purchase the maximum number of units that Kalmia is seeking to acquire in the offer. Although Kalmia states that it has the financial resources to pay for all tendered units based on its cash on hand and highly liquid securities in its proprietary portfolio, financial information relating to Kalmia is not publicly available.

     More detailed information regarding the General Partner’s position with respect to the tender offer is contained in WHLP’s Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the SEC on August 1, 2003 and is available on the SEC’s website at www.sec.gov.

     For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

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